SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2007

                                 LANOPTICS LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: December 3, 2007

                                 LANOPTICS LTD.
                                1 Hatamar Street
                              Yokneam 20692, Israel

                                 ---------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                DECEMBER 27, 2007

TO THE SHAREHOLDERS OF LANOPTICS LTD.:

     We cordially invite you to attend the Annual General Meeting of Shareholders of LanOptics Ltd. to be held on Thursday, December 27, 2007 at 11:00 A.M. (Israel time), at LanOptics' principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel (the telephone number at that address is +972-4-959-6666).

     The following matters are on the agenda for the meeting:

     (1) the election of four directors - the terms of our current directors (other than our outside directors) will expire at the meeting, and we are proposing to elect four directors;

     (2) the approval of the compensation of the new Chairman of our Board of Directors;

     (3) the approval of an amendment to our Articles of Association to increase LanOptics' authorized share capital;

     (4) the approval of an amendment to our 2003 Amended and Restated Equity Incentive Plan to increase the number of Ordinary Shares reserved and authorized for issuance thereunder and to adopt a new 2007 U.S. Equity Incentive Plan to enable awards to U.S. employees;

     (5) the approval of an amendment to our 2003 Amended and Restated Equity Incentive Plan to provide for annual increases to the number of Ordinary Shares reserved and authorized for issuance thereunder; and

     (6) the ratification and approval of the appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2007; when this proposal is raised, you will also be invited to discuss our 2006 consolidated financial statements.

RECORD DATE

     Only shareholders who hold our Ordinary Shares, par value NIS 0.02 per share, at the close of business on November 28, 2007 (the record date) will be entitled to notice of, and to vote at, the meeting and any adjournments thereof.

     According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting at the General Meeting), 2000, if a shareholder holds shares through a member of the Tel-Aviv Stock Exchange Ltd. (TASE Member) and the shares are registered in the name of such TASE Member on the books of our registration company, the shareholder may provide us, prior to the meeting, a certification confirming his ownership of the shares on the record date. Such certification may be obtained at the TASE Member's offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder's request is submitted with respect to a specific securities account.

     All shareholders of record on the record date are cordially invited to attend and vote at the meeting in person or by proxy, pursuant to our Articles of Association. Shareholders may send us standpoint notices no later than December 9, 2007.

VOTE REQUIRED

     The affirmative vote of the holders of a majority of the voting power represented at the meeting and voting in person or by proxy is required to approve proposals Nos. 1, 2, 4, 5 and 6. The affirmative vote of the holders of at least 75% of the voting power represented and voting in person or by proxy is required to approve proposal No. 3.

REVIEW OF DOCUMENTS

     Enclosed are the proxy statement and a proxy card for the meeting. Shareholders may also review the proxy statement at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-4-959-6666) until the date of the meeting. A copy of the proxy statement will also be available at the following websites:
http://www.tase.co.il/tase/ or http://www.magna.isa.gov.il (the distribution sites).

     Each TASE Member will e-mail, upon request and without charge, a link to the distribution sites, to each shareholder who is not listed in our shareholder register and whose shares are held through the TASE Member, provided that each such shareholder's request is submitted (a) with respect to a specific securities account, and (b) prior to the record date.

                                             By Order of the Board of Directors,


                                             ELI FRUCHTER
                                             CHAIRMAN OF THE BOARD OF DIRECTORS

                                 LANOPTICS LTD.

                                 PROXY STATEMENT

                                 ---------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                DECEMBER 27, 2007

     We invite you to attend LanOptics Ltd.'s Annual General Meeting of Shareholders. The meeting will be held on Thursday, December 27, 2007 at 11:00 A.M. (Israel time), at LanOptics' principal executive offices at 1 Hatamar Street, Yokneam 20692, Israel.

     We are sending you this proxy statement because you hold Ordinary Shares, par value NIS 0.02 per share, of LanOptics. Our Board of Directors is asking that you sign and send in your proxy card, enclosed with this proxy statement, in order to vote at the meeting or at any adjournment of the meeting.

AGENDA ITEMS

     The following matters are on the agenda for the meeting:

     (1) the election of four directors - the terms of our current directors (other than our outside directors) will expire at the meeting, and we are proposing to elect four directors;

     (2) the approval of the compensation of the new Chairman of our Board of Directors;

     (3) the approval of an amendment to our Articles of Association to increase LanOptics' authorized share capital;

     (4) the approval of an amendment to our 2003 Amended and Restated Equity Incentive Plan to increase the number of Ordinary Shares reserved and authorized for issuance thereunder and to adopt a new 2007 U.S. Equity Incentive Plan to enable awards to U.S. employees;

     (5) the approval of an amendment to our 2003 Amended and Restated Equity Incentive Plan to provide for annual increases to the number of Ordinary Shares reserved and authorized for issuance thereunder; and

     (6) the ratification and approval of the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2007; when this proposal is raised, you will also be invited to discuss our 2006 consolidated financial statements.

HOW YOU CAN VOTE

     You can vote your shares by attending the meeting or by completing and signing a proxy card. Enclosed is a proxy card for the meeting that is being solicited by our Board of Directors. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting. We will not be able to count a proxy card unless our registrar and transfer agent receives it in the enclosed envelope, by December 26, 2007 at 6:59 A.M. (Israel time).

WHO CAN VOTE

     You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on November 28, 2007. You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on November 28, 2007, or which appeared in the participant listing of a securities depository on that date. We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about November 30, 2007, and we will solicit proxies primarily by mail and email. The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services. We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

QUORUM AND REQUIRED VOTE

     On November 28, 2007, we had outstanding 18,312,245 Ordinary Shares. Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting. Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing more than 50% of our voting power. This is known as a quorum. If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Chairman of our Board of Directors may determine with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the adjournment. Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum. Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

     OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" ALL PROPOSALS UNDER ITEMS 1 THROUGH 6 BELOW.

                       INFORMATION ON OWNERSHIP OF EZCHIP

     We currently own approximately 78.5% of the issued and outstanding shares of EZchip, or 68.9% on a fully diluted, as converted basis, taking into account outstanding options to purchase shares of EZchip that are still held by current and former employees of EZchip, and the conversion of outstanding EZchip preferred shares into EZchip ordinary shares.

     As previously reported, pursuant to an exchange right agreement EZchip and we entered into with the minority shareholders of EZchip in 2003 pursuant to shareholder approval, the last two of EZchip's principal shareholders (other than LanOptics) have the right to exchange their EZchip shares for LanOptics Ordinary Shares. If the exchange would have been completed before the date of this proxy statement, we would have owned approximately 99.1% of the issued and outstanding shares of EZchip, or 89.3% on a fully diluted basis. The remaining 10.7% that would not have been owned by us represents EZchip shares subject to outstanding EZchip options that are held by current and former employees of EZchip. As described below, we intend to discontinue our practice of granting EZchip employees options to purchase shares of EZchip.

     The exchange with the last two EZchip principal shareholders will be the last major step in our long-term plan to acquire 100% ownership of EZchip, a plan that was approved by our shareholders in April 2003. We believe it is desirable to rationalize our corporate structure by unifying the shareholdings in the two companies and that such unification will also allow various efficiencies in the operation of the businesses.

     At the meeting, we are proposing that the shareholders approve two additional steps towards this goal.

     First, in order to ensure our 100% ownership of EZchip, we intend to discontinue our practice of granting EZchip employees options to purchase shares of EZchip. Instead, all future incentive awards to EZchip employees will consist of options or restricted share units to purchase our Ordinary Shares. To implement this plan, we are proposing an amendment to our equity incentive plan, the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan, to increase the number of Ordinary Shares reserved and authorized for issuance under the plan and to adopt a new equity incentive plan to enable awards to U.S. employees. We are also proposing to increase our authorized share capital. We do not currently expect to grant a significant number of new awards until after we complete the exchange with the last two EZchip principal shareholders. We provide further details of these proposals in Items 3 through 5 below.

     Second, we are proposing to elect Benny Hanigal, the Chairman of the Board of Directors of EZchip, to our Board of Directors. The current members of our Board of Directors have expressed their intention to elect Mr. Hanigal to serve as the Chairman of our Board of Directors, promptly following his election to our Board. We provide further details of this proposal in Items 1 and 2 below.

                     BENEFICIAL OWNERSHIP OF ORDINARY SHARES
                   BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table shows information as of November 28, 2007 for (i) each person who, as far as we know, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors who owns more than 1% of our outstanding Ordinary Shares and (iii) our executive officers and directors as a group. The information in the table below is based on 18,312,245 Ordinary Shares outstanding as of November 28, 2007. The calculations do not take into account LanOptics Ordinary Shares that may be issued to the last two EZchip principal shareholders in exchange for their EZchip shares.


                                     NUMBER OF ORDINARY SHARES   PERCENTAGE OF
                NAME                     BENEFICIALLY OWNED     ORDINARY SHARES
------------------------------------         ----------            ----------

James Cheney (1)                              1,056,609                   5.8%
Eli Fruchter (2)                                535,382                   2.9%
All directors and executive officers
    as a group (6 persons)(3)                   585,382                   3.2%


----------

(1) Based on Schedule 13G filed with the Securities and Exchange Commission on September 12, 2007. The address of Mr. Cheney is c/o Visible World, 527 West 34th Street, New York, NY 10001.

(2) Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2007 and on other information provided to us. The address of Mr. Fruchter is c/o LanOptics Ltd., 1 Hatamar Street, Yokneam 20692, Israel.

(3) As of November 28, 2007, all directors and executives officers as a group (six persons) held options exercisable within 60 days of November 28, 2007 into 50,000 Ordinary Shares.

                    ITEM 1 - PROPOSAL TO ELECT FOUR DIRECTORS

     In accordance with our Articles of Association, our Board of Directors will consist of not less than three nor more than fourteen directors, as may be fixed from time to time by our shareholders. Our shareholders last fixed the maximum number of directors at ten.

     Our Board of Directors currently consists of five directors. You are being asked to reelect three of our current directors, Eli Fruchter, Prof. Ran Giladi and Karen Sarid, and to elect Benny Hanigal, the Chairman of our subsidiary, EZchip Technologies Ltd., as one of our directors. If elected, Mr. Hanigal will replace Mr. Fruchter as the Chairman of our Board of Directors, and our Board of Directors will consist of six directors.

     Our two outside directors, within the meaning of the Israeli Companies Law, Shai Saul and David Schlachet, are not required to stand for reelection at the meeting as their term of office expire in 2009 and 2008, respectively.

NOMINEES FOR DIRECTOR

     As permitted by the NASDAQ Marketplace Rules, we follow Israeli law and practice rather than the NASDAQ requirement regarding the process for the nomination of directors. Under Israeli law and practice, directors are elected by the shareholders, unless otherwise provided in a company's articles of association. Our Articles of Association do not provide otherwise. Our practice has been that director nominees are presented in the proxy statement for election at the annual meetings of shareholders.

     Accordingly, our Board of Directors recommends that the following four nominees be elected to our Board of Directors at the meeting. If elected at the meeting, these nominees will serve until next year's annual meeting of our shareholders, and Mr. Hanigal will replace Mr. Fruchter as the Chairman of our Board of Directors. Set forth below is information about each nominee, including principal occupation, business history and any other directorships held.

     ELI FRUCHTER serves as the President and Chief Executive Officer of EZchip, a position that he has held since EZchip's inception in May 1999, and has served as a director of our company since its inception and Chairman of our Board of Directors since December 2006. Mr. Fruchter co-founded our company and from 1990 to 1999 he served as our General Manager and the Chairman of our Board of Directors. Prior to that, he was also among the founders of Adacom Technologies Ltd., a manufacturer of data communications products. Mr. Fruchter holds a B.Sc. degree in Electrical Engineering from the Technion-Israel Institute of Technology.

     PROF. RAN GILADI has served as a director of our company since December 2001. Prof. Giladi is a faculty member of Ben-Gurion University of the Negev, Beersheba, where he founded and was the Head of the Department of Communication Systems Engineering from 1992 until 2000. Prof. Giladi was the active Chairman of DiskSites, Inc., which was acquired by Expand Networks Ltd. in 2006. Prof. Giladi co-founded InfoCyclone Inc., which produces storage appliances for owners of massively accessed repositories and of which he was President and Chief Executive Officer from 2000 until 2002. Prof. Giladi co-founded Ramir Ltd., which was later acquired by Harris-Adacom, and served as Vice President Research & Development in both companies from 1984 until 1986. His research interests include computer and communications systems performance, data networks and communications, and network management systems. Prof. Giladi holds a B.Sc. degree in Physics and M.Sc. degree in Biomedical Engineering, both from the Technion - Israel Institute of Technology, and a Ph.D. in Computers and Information Systems from Tel-Aviv University.

     BENNY HANIGAL has served as the Chairman of the Board of Directors of EZchip since December 2006. Since August 2001, Mr. Hanigal has been a partner in Sequoia Capital Venture Fund. In 1985, Mr. Hanigal founded Lannet Ltd., of which Mr. Hanigal served as President and Chief Executive Officer until 1995. In 1995, Lannet was acquired by Madge Networks N.V., which thereafter employed Mr. Hanigal until he left in June 1997. From January 1998 until 2001, Mr. Hanigal served as a managing director of a company that manages one of the Star funds. Mr. Hanigal also serves as a director of Alvarion Ltd. Mr. Hanigal has a B.Sc. degree in Electrical Engineering from the Technion -Israel Institute of Technology.

     KAREN SARID has served as a director of our company since December 2001. Ms. Sarid is the General Manager of Galil Medical Israel. Prior to that, Ms. Sarid served as a General Manager of Orex Computed Radiography Ltd., a Kodak Company focusing on radiography systems for the digital x-ray market. Prior thereto and from September 2000, she held the position of Chief Operating Officer and Chief Financial Officer at Orex Computed Radiography Ltd. From September 1999 until September 2000, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of Forsoft Ltd., a software solutions provider and a subsidiary of the Formula Group. From 1996 until August 1999, Ms. Sarid was Chief Financial Officer and a member of the Board of Directors of ESC Medical Systems Ltd., a medical laser manufacturer that is traded on the NASDAQ Stock Market. Ms. Sarid was Chief Financial Officer of our company from 1993 through 1996. Ms. Sarid also serves as a director of Oridion Systems Ltd., Gilat Satellite Networks Ltd. and AudioCodes Ltd. (until December 2007). Ms. Sarid holds a B.A. degree in Economics and Accounting from Haifa University and was awarded the Chief Financial Officer of the Year award in 1998 by the Association of Chief Financial Officers in Israel.

     As noted above, the term of office of each of our outside directors, Shai Saul and David Schlachet, will expire in 2009 and 2008, respectively. We are providing biographical information concerning Messrs. Saul and Schlachet for your information only, even though they are not standing for reelection at this time.

     SHAI SAUL has served as a director of our company since December 2006. Mr. Saul is Managing General Partner of Tamir Fishman Ventures, an Israeli technology-focused venture capital fund, which he co-founded in 1999. During 2001, he acted as interim chief executive of CopperGate Communications. From 1994 to 1999, Mr. Saul served as Executive Vice President of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), a leading provider of digital rights management and security solutions. From 1993 to 1994, he served as Chief Executive Officer of Ganot Ltd. Mr. Saul also serves as Chairman of the Board of CopperGate Communications and as a director of Allot Communications Ltd. His past board positions include Native Networks and Teleknowledge. Mr. Saul holds an LL.B. degree from Tel Aviv University.

     DAVID SCHLACHET has served as director of our company since September 2005. Mr. Schlachet has served as chief executive officer of Syneron Medical Ltd. since November 2005, after having served as chief financial officer of Syneron Medical Ltd. from July 2004. From 2000 to June 2004, Mr. Schlachet served as Managing Partner of Biocom, a venture capital fund specializing in the life sciences area. From 1995 to 2000, Mr. Schlachet served as a senior Vice President and Chief Financial Officer of Strauss Elite Holdings, a packaged food group. He also served as an active Chairman of Elite Industries Ltd. From 1988 to 1995 Mr. Schlachet served first as CEO of Yeda, the Weizmann Institute technology transfer company, and later as Vice President of Finance and Administration of the Weizmann Institute of Science. Mr. Schlachet serves as a director and chair of audit committee for NASDAQ listed companies Pharmos Inc. and Compugen Ltd., and is a director of Adgar Investment and Development, which is listed on the Tel Aviv Stock Exchange. Mr. Schlachet holds a B.Sc. degree in chemical engineering and an M.B.A. from Tel-Aviv University.

     We therefore propose that the following resolution be adopted:

               "RESOLVED, that the election of the following four persons to the Board of Directors of LanOptics Ltd. until the 2008 annual meeting of shareholders of LanOptics be, and hereby is, approved: Eli Fruchter, Prof. Ran Giladi, Benny Hanigal and Karen Sarid."

     The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

                  ITEM 2 - PROPOSAL TO APPROVE THE COMPENSATION
                  OF THE NEW CHAIRMAN OF OUR BOARD OF DIRECTORS

     As discussed in Item 1, our Board of Directors has recommended that the shareholders elect Benny Hanigal, the Chairman of the Board of Directors of our subsidiary, EZchip, as a member of our Board of Directors. The current members of our Board of Directors have expressed their intention to elect Mr. Hanigal to serve as the Chairman of our Board of Directors, promptly following his election to our Board.

     Subject to the appointment of Mr. Hanigal as a director and Chairman of our Board of Directors, our Audit Committee and Board of Directors have approved, subject to shareholder approval, a monthly payment in the amount of $3,000 to Mr. Hanigal for his services as our Chairman. Under the Israeli Companies Law, we are required to seek the approval of our shareholders for any compensation paid to any of our directors.

     We therefore propose that the following resolution be adopted:

               "RESOLVED, that a monthly payment in the amount of $3,000 to Benny Hanigal, in connection with his services as the Chairman of the Board of Directors of LanOptics Ltd., be, and it hereby is, approved."

     The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

     ITEM 3 - PROPOSAL TO AMEND OUR ARTICLES OF ASSOCIATION TO INCREASE OUR
                            AUTHORIZED SHARE CAPITAL

     Under our Articles of Association, our authorized share capital consists of NIS 600,000 divided into 30,000,000 Ordinary Shares, par value NIS 0.02 per share. As of November 28, 2007, we had 18,312,245 Ordinary Shares issued and outstanding. On a fully diluted basis, assuming issuance of LanOptics Ordinary Shares to the last two of EZchip's principal shareholders in exchange for their shares of EZchip (as described above under "Information on Ownership of EZchip"), the exchange or purchase of EZchip options and shares held by our employees, and the exercise of all outstanding warrants, options and restricted share units to purchase LanOptics Ordinary Shares, we would have had approximately 26,700,000 Ordinary Shares issued and outstanding.

     As described below in Items 4 and 5, our Board of Directors has approved, and recommends that the shareholders approve, amendments to our 2003 Amended and Restated Equity Incentive Plan providing for an increase in the number of Ordinary Shares reserved and authorized for issuance thereunder and future increases on an annual basis. In order for our Board of Directors to be able to grant awards under our equity incentive plan following shareholder approval of such amendments (if approved), our authorized share capital under our Articles of Association will also need to increase. The increase to our authorized share capital will also enable us to maintain our flexibility to raise capital in the future by offering Ordinary Shares, such as the offerings we completed in August 2007 and September 2007.

     Accordingly, our Board of Directors has approved, and recommends that the shareholders approve, an amendment to our Articles of Association to increase our authorized share capital by NIS 400,000 divided into 20,000,000 Ordinary Shares, par value NIS 0.02 per share. Following the increase, our authorized share capital will consist of NIS 1,000,000 divided into 50,000,000 Ordinary Shares, par value NIS 0.02 per share.

     We therefore propose that the following resolution be adopted:

               "RESOLVED, to amend Section 4(a) of LanOptics Articles of Association to read as follows:

               Section 4(a). The authorized share capital of the Company is NIS 1,000,000 divided into 50,000,000 (Fifty Million) Ordinary Shares, par value NIS 0.02 per share"

     The affirmative vote of the holders of at least 75% of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

    ITEM 4 - PROPOSAL TO AMEND OUR 2003 AMENDED AND RESTATED EQUITY INCENTIVE PLAN TO INCREASE THE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE
    THEREUNDER AND TO ADOPT A NEW 2007 U.S. EQUITY INCENTIVE PLAN TO ENABLE
                            AWARDS TO U.S. EMPLOYEES

     As described above under "Information on Ownership of EZchip," in order to ensure our 100% ownership of EZchip, we intend that future incentive awards to EZchip employees will consist of options or restricted share units to purchase our Ordinary Shares, rather than shares of EZhip.

     Currently, all of the Ordinary Shares authorized and reserved for issuance under our equity incentive plan, the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan, are reserved for issuance under outstanding options and restricted share units that we granted in the past to our directors. As a result, we are unable to grant any additional awards under our 2003 Amended and Restated Equity Incentive Plan to EZchip employees (who in the past received awards only under EZchip's equity incentive plans, a practice that we will now discontinue).

     In order to implement our plan to commence awards of options and restricted share units to EZchip employees under our 2003 Amended and Restated Equity Incentive Plan, our Board of Directors has approved, and recommends that the shareholders approve, an amendment to the plan providing for an increase of 1,500,000 Ordinary Shares to the number of Ordinary Shares reserved and authorized for issuance under that plan. Under the 2003 Amended and Restated Equity Incentive Plan, our Board of Directors is authorized to grant options and restricted share units. In accordance with the terms of the plan, the grant of an option to purchase an Ordinary Share will reduce one Ordinary Share from the plan's pool of reserved and authorized Ordinary Shares, while the grant of a restricted share unit will reduce three Ordinary Shares from the plan's pool of reserved and authorized Ordinary Shares.

     To enable us to grant to U.S. employees of EZchip and our company options that qualify as incentive stock options under the provisions of Section 422 of the Internal Revenue Code, nonqualified stock options (to the extent provided in the plan) and restricted share units, our Board of Directors has approved, and recommends that the shareholders approve, the LanOptics Ltd. 2007 U.S. Equity Incentive Plan. A copy of the proposed 2007 U.S. Equity Incentive Plan has been publicly filed with the Securities and Exchange Commission and is available on its website at www.sec.gov, as well as on our website at www.lanoptics.com. Shareholders may receive a paper copy of the proposed 2007 U.S. Equity Incentive Plan free of charge upon request (telephone number: +972-4-959-6666). Except as required to address specific U.S. tax requirements, the general terms and conditions of the 2007 U.S. Equity Incentive Plan are substantially similar to the terms and conditions of the 2003 Amended and Restated Equity Incentive Plan. In general, the exercise price of incentive stock options granted under the 2007 U.S. Equity Incentive Plan must be at least equal to 100% of the fair market value of the Ordinary Shares on the date of grant. If, however, incentive stock options are granted to an employee who owns shares possessing more than 10% of the voting power of all classes of our share capital or the share capital of any parent or subsidiary of us, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of such incentive stock options must not exceed five years. In addition, the number of Ordinary Shares reserved and authorized for issuance under the 2007 U.S. Equity Incentive Plan will equal 500,000, which amount will not increase unless otherwise approved by our shareholders.

     We therefore propose that the following resolutions be adopted:

               "RESOLVED, that the amendment to the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan providing for an increase of 1,500,000 Ordinary Shares to the number of Ordinary Shares reserved and authorized for issuance thereunder be, and hereby is, approved.

               FURTHER RESOLVED, that the LanOptics Ltd. 2007 U.S. Equity Incentive Plan, be, and hereby is, approved."

     The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolutions.

    ITEM 5 - PROPOSAL TO AMEND OUR 2003 AMENDED AND RESTATED EQUITY INCENTIVE PLAN TO PROVIDE FOR AN ANNUAL INCREASE IN THE NUMBER OF ORDINARY SHARES
                 RESERVED AND AVAILABLE FOR ISSUANCE THEREUNDER

     As described in Item 4 above, in order to implement our plan to commence awards of options and restricted share units to EZchip employees under our 2003 Amended and Restated Equity Incentive Plan, we are seeking shareholder approval for an amendment to the plan that provides for an increase of 1,500,000 Ordinary Shares to the number of Ordinary Shares reserved and authorized for issuance under our 2003 Amended and Restated Equity Incentive Plan, as well as for the adoption of a new 2007 U.S. Equity Incentive Plan that will initially have 500,000 Ordinary Shares reserved and authorized for issuance.

     While our Board of Directors believes that the increase in the number of shares issuable under our 2003 Amended and Restated Equity Incentive Plan together with the shares that will be issuable under the new 2007 U.S. Equity Incentive Plan will be sufficient for our near future needs, our Board also recognizes the importance of maintaining a sufficient number of Ordinary Shares reserved and authorized for issuance in the next few years to be able to retain and motivate employees as our company continues to grow. Accordingly, our Board of Directors has approved, and recommends that the shareholders approve, an amendment to the 2003 Amended and Restated Equity Incentive Plan to provide that on January 1st of each year, commencing January 1, 2009, to the extent the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Amended and Restated Equity Incentive Plan on such date is less than 4% of the number of Ordinary Shares issued and outstanding on such date, the number of Ordinary Shares reserved, authorized and available for issuance under the 2003 Amended and Restated Equity Incentive Plan will automatically increase on such date to equal 4% of the number of Ordinary Shares issued and outstanding on such date. The proposed automatic increase will not affect the number of Ordinary Shares reserved, authorized and available for issuance under the new 2007 U.S. Equity Incentive Plan (as described in Item 4 above), which amount will not increase unless otherwise approved by our shareholders.

     We therefore propose that the following resolution be adopted:

               "RESOLVED, that an amendment to the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan as described in Item 5 of the proxy statement be, and hereby is, approved."

     The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

   ITEM 6 - PROPOSAL TO RATIFY AND APPROVE THE APPOINTMENT AND COMPENSATION OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS; REVIEW AND DISCUSSION OF OUR
                     2006 CONSOLIDATED FINANCIAL STATEMENTS

     Our Audit Committee and Board of Directors have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2007. At the meeting, shareholders will be asked to ratify and approve the appointment.

     At the meeting, shareholders will also be asked to authorize the Audit Committee (subject to ratification of the Board of Directors) to fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services.

     Representatives of Kost Forer Gabbay & Kasierer will attend the meeting and will be invited to make a statement. They will be available to respond to appropriate questions raised during the meeting. In accordance with Section 60(b) of the Israeli Companies Law, you are invited to discuss our 2006 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or our auditors. Our Annual Report on Form 20-F for the year ended December 31, 2006, including our 2006 consolidated financial statements, is available on our website at www.lanoptics.com. To have a printed copy mailed to you, please contact us at 1 Hatamar Street, Yokneam 20692, Israel; tel: +972-4-959-6666.

     We therefore propose that the following resolution be adopted:

               "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as LanOptics Ltd.'s independent registered public accountants for the fiscal year ending December 31, 2007 be, and it hereby is, ratified and approved, and that the Audit Committee (subject to ratification of the Board of Directors) be, and it hereby is, authorized to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services."

     The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

                                             By Order of the Board of Directors,


                                             ELI FRUCHTER
                                             CHAIRMAN OF THE BOARD OF DIRECTORS

Dated: November 28, 2007

                 LANOPTICS LTD. 2007 U.S. EQUITY INCENTIVE PLAN

1.   GENERAL.

     (A) APPLICATION. The Company, by means of the Plan, seeks to secure and retain the services of the group of persons eligible to receive Awards as set forth in Section 1(b) of the Plan, to provide incentives for such persons to exert maximum efforts for the success of the Company and its Subsidiaries and to provide a means by which such eligible recipients may be given and opportunity to benefit from increases in value of the Ordinary Shares through the granting of Awards. Notwithstanding anything to the contrary in the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan, all grants of Awards to participants who are subject to United States taxation shall be made under and subject to the terms and conditions of this Plan. All capitalized terms used herein shall have the meaning assigned in
          Section 12 of this Plan.

     (B) ELIGIBLE RECIPIENTS. The persons eligible to receive Awards are U.S. Persons who are Employees, Directors or Consultants of or to the Company or its Subsidiaries, provided, however, that Awards of Incentive Stock Options may only be made to Employees of the Company or its Subsidiaries.

     (C) AVAILABLE OPTIONS. The Plan provides for the grant of Incentive Stock Options, Nonstatutory Stock Options, and Restricted Share Units.

2.   ADMINISTRATION.

     (A) ADMINISTRATION BY BOARD OR COMMITTEE. The Plan shall be administered by (A) the Board or (B) a Committee, which Committee shall be constituted to satisfy applicable law and the Company's Articles of Association (the "ADMINISTRATOR"). Notwithstanding the above, the Board shall automatically have a residual authority if no Committee shall be constituted or if such Committee shall cease to operate for any reason whatsoever.

     (B) COMMITTEE PROCEDURES. The Committee shall select one of its members as its chairman and shall hold its meetings at such times and places as the chairman shall determine. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

     (C) AWARDS TO COMMITTEE MEMBERS. Any member of such Committee shall be eligible to receive Awards under the Plan while serving on the Committee, unless otherwise specified herein.

     (D) POWERS OF THE ADMINISTRATOR. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan, and, in the case of a Committee, subject to the reservation of powers by the Board:

          (I) To determine from time to time (A) which of the persons eligible under the Plan shall be granted Awards; (B) when and how each Award shall be granted; (C) the provisions of each Award granted (which need not be identical), including the time or times when a person shall be permitted to receive Ordinary Shares pursuant to an Award; (D) the number of Ordinary Shares with respect to which an Award shall be granted to each such person; and (E) the Fair Market Value of the Awards, as provided in this Plan.

          (II) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan or Award fully effective.

          (III) To settle all controversies regarding the Plan and Awards granted under it.

          (IV) To suspend or terminate the Plan at any time. Suspension or termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

          (V) To amend the Plan in any respect the Administrator deems necessary or advisable, including, without limitation, relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to bring the Plan or Awards granted under the Plan into compliance therewith, subject to the limitations, if any, of applicable law. However, except as provided in Section 8(a) relating to Capitalization Adjustments, shareholder approval shall be required for any amendment of the Plan that (i) materially increases the number of Ordinary Shares available for issuance under the Plan, (ii) materially expands the class of individuals eligible to receive Awards under the Plan, (iii) materially increases the benefits accruing to Participants under the Plan or materially reduces the price at which Ordinary Shares may be issued or purchased under the Plan, or (iv) materially extends the term of the Plan, but only to the extent required by applicable law or listing requirements. Except as provided in Section 2(b)(vii), rights under any Award granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing.

          (VI) To submit any amendment to the Plan for shareholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (i) Section 162(m) of the Code and the regulations thereunder regarding the exclusion of performance-based compensation from the limit on corporate deductibility of compensation paid to Covered Employees, (ii)
               Section 422 of the Code regarding Incentive Stock Options or
               (iii) Rule 16b-3.

          (VII) To amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to the Administrator's discretion; PROVIDED HOWEVER, that, the rights under any Award shall not be impaired by any such amendment unless (i) the Company requests the consent of the affected Participant, and (ii) such Participant consents in writing. Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without the affected Participant's consent, the Administrator may amend the terms of any one or more Awards if necessary to maintain the qualified status of an Option as an Incentive Stock Option, provided, however, that without the written consent of the Optionholder, the Administrator may not modify an Option in a manner which would cause the Option to fail to qualify as an Incentive Stock Option.

          (VIII) Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

     (E) PROCEDURE. Subject to the Company's Articles of Association, all decisions and selections made by the Administrator pursuant to the provisions of the Plan shall be made by a majority of its members, except that no member of the Administrator shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Administrator relating to any Award to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Articles of Association of the Company.

     (F) INDEMNIFICATION. Subject to the Articles of Association of the Company and the Company's decision, and to all approvals legally required, each member of the Board or the Committee shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the Plan unless arising out of such member's own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the member may have as a director or otherwise under the Articles of Association of the Company, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

     (G) SECTION 162(M) AND RULE 16B-3 COMPLIANCE. In the sole discretion of the Board, the Committee may consist solely of two or more Outside Directors, in accordance with Section 162(m) of the Code, or solely of two or more Non-Employee Directors, in accordance with Rule 16b-3. In addition, the Board or the Committee, in its sole discretion, may (A) delegate to a Committee of Directors who need not be Outside Directors the authority to grant Awards to eligible persons who are either (I) not then Covered Employees and are not expected to be Covered Employees at the time of recognition of income resulting from such Award, or (II) not persons with respect to whom the Company wishes to comply with Section 162(m) of the Code, or (B) delegate to a Committee of Directors who need not be Non-Employee Directors the authority to grant Awards to eligible persons who are not then subject to Section 16 of the Exchange Act.

     (H) EFFECT OF ADMINISTRATOR'S DECISION. All determinations, interpretations and constructions made by the Administrator in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

3.   SHARES SUBJECT TO THE PLAN.

     (A) SHARE RESERVE. Subject to the provisions of Section 8(a) relating to adjustments upon changes in share capital, the aggregate number of Ordinary Shares of the Company that may be issued pursuant to Awards upon the Effective Date shall be five hundred thousand (500,000) shares. Any Ordinary Shares which remain unissued and which are not subject to outstanding Awards at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan the Company shall at all times reserve sufficient number of Ordinary Shares to meet the requirements of the Plan. Should any Award for any reason expire or be canceled prior to its exercise or relinquishment in full, the Ordinary Shares therefore subject to such Award may again be subjected to an Award under the Plan or under the Company's other equity incentive plans. Any Shares subject to Options shall be counted against the numerical limits of this Section 3(a) as one Ordinary Share for every Ordinary Share subject thereto. Any Shares subject to Restricted Share Units with a per Ordinary Share purchase price lower than 100% of Fair Market Value on the date of grant shall be counted against the numerical limits of this Section 3(a) as three Ordinary Shares for every one Ordinary Share subject thereto. To the extent that an Ordinary Share that was subject to a Restricted Share Unit that counted as three Shares against the Plan reserve pursuant to the preceding sentence is recycled back into the Plan in accordance with the second sentence of this Section 3(a), the Plan shall be credited with three Ordinary Shares.

     (B) SOURCE OF SHARES. The shares issuable under the Plan shall be authorized but unissued or reacquired Ordinary Shares, including shares repurchased by the Company.

4.   ELIGIBILITY.

     (A) ELIGIBILITY FOR INCENTIVE STOCK OPTIONS. Incentive Stock Options may be granted only to Employees of the Company or its Subsidiaries.

     (B) TEN PERCENT SHAREHOLDERS. A Ten Percent Shareholder shall not be granted an Incentive Stock Option unless the exercise price of such Option is at least one hundred ten percent (110%) of the Fair Market Value of the Ordinary Shares on the date of grant and the Option is not exercisable after the expiration of five (5) years from the date of grant.

     (C) RESTRICTED SHARE UNITS, NONSTATUTORY STOCK OPTIONS. Restricted Share Units and Nonstatutory Stock Options may be granted to Employees or Directors of, or Consultants to the Company or its Subsidiaries.

5.   AWARD PROVISIONS.

Each Award shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate. All Options intended to qualify as Incentive Stock Options shall be designated as Incentive Stock Options at the time of grant. The provisions of separate Awards need not be identical; PROVIDED, HOWEVER, that each Award Agreement shall include (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) the substance of each of the following provisions:

     (A) TERM. Subject to the provisions of Section 4(b) regarding Ten Percent Shareholders, no Award shall be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period as may be specified in the Award Agreement.

     (B) EXERCISE PRICE. Subject to the provisions of Section 4(b) regarding Ten Percent Shareholders, the exercise price of each Option shall be not less than one hundred percent (100%) of the Fair Market Value of the Ordinary Shares subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than one hundred percent (100%) of the Fair Market Value of the Ordinary Shares subject to the Option if such Option is granted pursuant to an assumption or substitution for another option in a manner consistent with the provisions of Section 424(a) of the Code.

     (C) CONSIDERATION. The purchase price of Ordinary Shares acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable law and as determined by the Administrator in its sole discretion, by any combination of the methods of payment set forth below. The Administrator shall have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The methods of payment permitted by this
          Section 5(c) are:

          (I)  by cash, check, bank draft or money order payable to the Company;

          (II) by delivery to the Company (either by actual delivery or attestation) of Ordinary Shares;

          (III) by a "net exercise" arrangement pursuant to which the Company will reduce the number of Ordinary Shares issued upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; PROVIDED, HOWEVER, that the Company shall accept a cash or other payment from the Optionholder to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued; PROVIDED, FURTHER, that Ordinary Shares will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) shares are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Optionholder as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

          (IV) in any other form of legal consideration that may be acceptable to the Adminstrator.

     (D) TRANSFERABILITY OF AWARDS. No Award or any right with respect thereto, granted hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to them given to any third party whatsoever, and during the lifetime of the Participant each and all of such Participant's rights to purchase or receive Ordinary Shares hereunder shall be exercisable only by the Participant. Any such action made directly or indirectly, for an immediate validation or for a future one, shall be void. Prior to the exercise of any Award, all rights of the Participant over the Awards are personal, cannot be transferred, sold, assigned, pledged, hypothecated, disposed of or mortgaged, other than by will or laws of descent and distribution or pursuant to a valid court order.

     (E) VESTING GENERALLY. Subject to the provisions of Section 5(h), below, regarding distributions of shares with respect to Restricted Share Units, Awards may be exercised by the Participant in whole at any time or in part from time to time, to the extent that the Awards become vested and exercisable, prior to the termination of the plan, and provided that, subject to the provisions of Section 5(g) below, the Participant is an Employee, Director or Consultant of the Company or its Subsidiaries at all times beginning with the granting of the Award and ending on the date of exercise.

     (F) TERMINATION GENERALLY. Subject to the provisions of Section 5(g) below, in the event of termination of Participant's employment or services with the Company or any of its Subsidiaries, all Awards granted to such Participant shall immediately terminate. A notice of termination of employment or service shall be deemed to constitute termination of employment or service. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Participant's Award shall not vest and shall not become exercisable. Further, if termination of employment is for Cause, any outstanding unexercised Award (whether vested or non-vested), will immediately expire and terminate, and the Participant shall not have any right in connection to such outstanding Awards.

     (G) EXERCISE AFTER TERMINATION. Notwithstanding anything to the contrary herein above, and unless otherwise determined in the Participant's Award Agreement, an Award may be exercised after the date of termination of the Participant's employment or service with the Company or its Subsidiaries during an additional period of time beyond the date of such termination, but only with respect to the number of Awards already vested at the time of such termination according to the terms of the Award Agreement , if:

          (I) termination is without Cause, in which event any Awards still in force and unexpired may be exercised within a period of ninety
               (90) days from the date of such termination, but only with respect to the number of shares purchasable or distributable at the time of such termination, according to the terms of the Award Agreement; or

          (II) termination is the result of death or Disability of the Participant, in which event any Awards still in force and unexpired may be exercised within a period of twelve (12) months after the date of termination, but only with respect to the number of Awards already vested at the time of such termination according to the terms of the Award Agreement.

     (H) DISTRIBUTION OF SHARES PURSUANT TO RESTRICTED SHARE UNITS. Notwithstanding anything in this Plan to the contrary, Restricted Share Units granted to U.S. Participants shall not be distributed until the later of (1) the date they vest, and (2) the earliest of the following events to occur:

          (I)  death of the Participant,

          (II) Disability of the Participant,

          (III) a time or fixed schedule specified in the Award Agreement,

          (IV) a Change in Control of the Company, or

          (V)  the Participant's separation from service with the Company.

     (I) ACCELERATION. Notwithstanding anything in this Plan, the LanOptics Ltd. 2003 Amended and Restated Equity Incentive Plan, or any Award Agreement to the contrary, no Awards may provide for discretionary acceleration of distribution by any party, except as expressly provided in this Plan.

     (J) NON-EXEMPT EMPLOYEES. No Award granted to an Employee that is a non-exempt employee for purposes of the Fair Labor Standards Act shall be first exercisable for any Ordinary Shares until at least six months following the date of grant of the Award. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option will be exempt from his or her regular rate of pay.

6.   COVENANTS OF THE COMPANY.

     (A) AVAILABILITY OF SHARES. During the terms of the Awards, the Company shall keep available at all times the number of Ordinary Shares reasonably required to satisfy such Awards.

     (B) SECURITIES LAW COMPLIANCE. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell Ordinary Shares upon exercise of the Awards; PROVIDED, HOWEVER, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Award or any Ordinary Shares issued or issuable pursuant to any such Award. If, after commercially reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Ordinary Shares under the Plan, the Company shall be relieved from any liability for failure to issue and sell Ordinary Shares upon exercise of such Awards unless and until such authority is obtained.

     (C) NO OBLIGATION TO NOTIFY. The Company shall have no duty or obligation to any Participant to advise such Participant as to the time or manner of exercising such Award. Furthermore, the Company shall have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award.

7.   MISCELLANEOUS.

     (A) USE OF PROCEEDS FROM SALES OF ORDINARY SHARES. Proceeds from the sale of Ordinary Shares pursuant to Awards shall constitute general funds of the Company.

     (B) CORPORATE ACTION CONSTITUTING GRANT OF AWARDS. Corporate action constituting a grant by the Company of an Award to any Participant shall be deemed completed as of the date of such corporate action, unless otherwise determined by the Administrator, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant.

     (C) SHAREHOLDER RIGHTS. No Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Ordinary Shares subject to such Award unless and until such Participant has exercised the Option pursuant to its terms or received a distribution of Ordinary Shares with respect to any such Restricted Share Unit Award, and the Participant shall not be deemed to be a shareholder of record until the issuance of the Ordinary Shares pursuant to such exercise or distribution has been entered into the books and records of the Company.

     (D) NO EMPLOYMENT OR OTHER SERVICE RIGHTS. Nothing in the Plan, any Award Agreement or other instrument executed thereunder or in connection with any Award granted pursuant to the Plan shall confer upon any Participant any right to continue to serve the Company or a Subsidiary in the capacity in effect at the time the Award was granted or shall affect the right of the Company or a Subsidiary to terminate the employment of an Employee with or without notice and with or without Cause pursuant to any applicable provisions of the Articles of Association of the Company or a Subsidiary (if any), and any applicable provisions of the corporate law of the country or state in which the Company or the Subsidiary is incorporated, as the case may be.

     (E) INCENTIVE STOCK OPTION $ 100,000 LIMITATION. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Subsidiaries) exceeds one hundred thousand dollars ($100,000), the Options or portions thereof that exceed such limit (according to the order in which they were granted) shall be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Award Agreement(s).

     (F) INVESTMENT ASSURANCES. The Company may require a Participant, as a condition of exercising or acquiring Ordinary Shares under any Award,
          (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Ordinary Shares subject to the Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Ordinary Shares. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (x) the issuance of the shares upon the exercise or acquisition of Ordinary Shares under the Award has been registered under a then currently effective registration statement under the Securities Act, or (y) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on share certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Ordinary Shares.

     (G) WITHHOLDING OBLIGATIONS. Unless prohibited by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to an Award by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Participant by the Company) or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding Ordinary Shares from the Ordinary Shares issued or otherwise issuable to the Participant in connection with the Award; or (iii) by such other method as may be set forth in the Award Agreement.

     (H) ELECTRONIC DELIVERY. Any reference herein to a "written" agreement or document shall include any agreement or document delivered electronically or posted on the Company's intranet.

8.   ADJUSTMENTS UPON CHANGES IN ORDINARY SHARES; OTHER CORPORATE EVENTS.

     (A) CAPITALIZATION ADJUSTMENTS. If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend, share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of Ordinary Shares subject to this Plan or subject to any Awards theretofore granted, and the exercise prices or purchase prices, as applicable, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Ordinary Shares without changing the aggregate exercise price or purchase price, as applicable,, provided, however, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon occurrence of any of the foregoing, the class and aggregate number of Ordinary Shares issuable pursuant to the Plan (as set forth in Section 3 hereof), in respect of which Awards have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Administrator whose determination shall be final.

     (B) DISSOLUTION OR LIQUIDATION. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, the Company shall immediately notify all unexercised Award holders of such dissolution or liquidation, and the Award holders shall then have ten (10) days to exercise any unexercised Award held by them at that time, without regard to their vesting dates, in accordance with the exercise procedure set forth herein and in their Award Agreements. Upon the expiration of such ten day period, all remaining outstanding Awards will terminate immediately.

     (C) CORPORATE TRANSACTION. The following provisions shall apply to Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Subsidiary and the holder of the Award or unless otherwise expressly provided by the Administrator at the time of grant of an Award.

          (I) ASSUMPTION OF AWARDS. In the event of a Corporate Transaction, the unexercised Awards then outstanding under the Plan shall be assumed or substituted for the Ordinary Shares subject to the unexercised portions of such outstanding Awards for an appropriate number of shares of each class of shares or other securities of the Successor Company (or a parent or subsidiary of the Successor Company) as were distributed to the shareholders of the Company in respect of the Corporate Transaction, and appropriate adjustments shall be made in the purchase price per share to reflect such action, and all other terms and conditions of the Award Agreements, such as the vesting dates, shall remain in force, all as will be determined by the Administrator, whose determination shall be final.

          (II) VESTING OF UNASSUMED AWARDS. Notwithstanding the above and subject to any applicable law, the Administrator shall have full power and authority to determine that in certain Award Agreements there shall be a clause instructing that, if in any such Corporate Transaction as described in Section 8(c)(i) above, the Successor Company (or parent or subsidiary of the Successor Company) does not agree to assume or substitute for the Awards, the vesting of the Awards shall be accelerated so that any unvested Award or any portion thereof shall be immediately vested and exercisable as of the date which is ten (10) days prior to the effective date of the Corporate Transaction.

          (III) DETERMINING WHETHER AWARDS ARE ASSUMED. For the purposes of
               Section 8(c)(i) above, an Award shall be considered assumed or substituted if, following the Corporate Transaction, the Award confers the right to purchase or receive, for each Ordinary Share underlying an Award immediately prior to the Corporate Transaction, the consideration (whether shares, options, cash, or other securities or property) received in the Corporate Transaction by holders of shares held on the effective date of the Corporate Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the Corporate Transaction is not solely ordinary shares (or their equivalent) of the Successor Company (or its parent or subsidiary), the Administrator may, with the consent of the Successor Company, provide for the consideration to be received upon the exercise of the Award to be solely ordinary shares (or their equivalent) of the Successor Company (or its parent or subsidiary) equal in Fair Market Value to the per Ordinary Share consideration received by holders of a majority of the outstanding shares in the Corporate Transaction; and provided further that the Administrator may determine, in its discretion, that in lieu of such assumption or substitution of Awards for options or restricted share units, as applicable, of the Successor Company or its parent or subsidiary, such Awards will be substituted for any other type of asset or property including cash which is fair under the circumstances.

9.   TERMINATION OR SUSPENSION OF THE PLAN.

     (A)  PLAN TERM. Unless sooner terminated by the Administrator pursuant to
          Section 2, the Plan shall automatically terminate on the day before the tenth (10th) anniversary of the date the Plan is adopted by the Administrator or approved by the shareholders of the Company, whichever is earlier. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

     (B) NO IMPAIRMENT OF RIGHTS. Termination of the Plan shall not impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

10.  EFFECTIVE DATE OF PLAN.

This Plan shall become effective on the Effective Date.

11.  CHOICE OF LAW.

This Plan shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein. The competent courts of Tel-Aviv, Israel shall have sole jurisdiction in any matters pertaining to this Plan.

12.  DEFINITIONS.

As used in the Plan and any Award Agreement conferring an Award under the Plan, unless otherwise specified, the following terms shall have the meanings set forth below:

     (A) "AWARD" means, individually or collectively, a grant of Options or Restricted Share Units under this Plan.

     (B) "AWARD AGREEMENT" means the agreement setting forth the terms and provisions applicable to each Award granted under the Plan. Each Award Agreement is subject to the terms and conditions of the Plan.

     (C)  "BOARD" means the Board of Directors of the Company.

     (D) "CAUSE" means (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any refusal to carry out a reasonable directive of the CEO which involves the business of the Company or its Subsidiaries and was capable of being lawfully performed; (iii) embezzlement of funds of the Company or its Subsidiaries; (iv) any breach of the Participant's fiduciary duties or duties of care of the Company, including without limitation disclosure of confidential information of the Company; and (v) any conduct (other than conduct in good faith) reasonably determined by the Administrator to be materially detrimental to the Company.

     (E) "CHANGE IN CONTROL" means a change in the effective control of the Company within the meaning of Treasury Regulations Section 1.409A-3(i)(5).

     (F) "CODE" means the Internal Revenue Code of 1986, as amended, and regulations and other guidance thereunder.

     (G) "COMMITTEE" means a committee to which authority has been delegated by the Board in accordance with Section 2(a).

     (H)  "COMPANY" means LanOptics Ltd., an Israeli company.

     (I) "CONSULTANT" means any person, including an advisor, who is (i) engaged by the Company or a Subsidiary to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of a Subsidiary and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, shall not cause a Director to be considered a "Consultant" for purposes of the Plan.

     (J) "CORPORATE TRANSACTION" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

          (I) a sale or other disposition of all or substantially all, as determined by the Administrator in its sole discretion, of the consolidated assets of the Company and its Subsidiaries;

          (II) a sale or other disposition of at least 90% of the outstanding securities of the Company;

          (III) the consummation of a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

          (IV) the consummation of a merger, consolidation or similar transaction following which the Company is the surviving corporation but the Ordinary Shares outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

     (K) "COVERED EMPLOYEE" shall have the meaning provided in ss. 162(m)(3) of the Code and the regulations promulgated thereunder.

     (L)  "DIRECTOR" means a member of the Company's Board of Directors.

     (M) "DISABILITY" in general, a Participant shall be considered to have a Disability only if (A) the Participant is unable to engaged in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (B) the Participant is, by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company or its Subsidiaries. Notwithstanding the above, to the extent that any Award constitutes a grant of ISOs, "disability" shall mean the inability of the Optionholder to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

     (N) "EFFECTIVE DATE" means the effective date of this Plan document, which is the date of the annual meeting of shareholders of the Company held in 2007, provided this Plan is approved by the Company's shareholders at such meeting.

     (O) "EMPLOYEE" means any person employed by the Company or a Subsidiary. However, service solely as a Director, or payment of a fee for such services, shall not cause a Director to be considered an "Employee" for purposes of the Plan.

     (P)  "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

     (Q) "FAIR MARKET VALUE" means, as of any date, the closing sales price for the Company's Ordinary Shares on any established stock exchange on which such Ordinary Shares are traded (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Ordinary Shares) on the date of determination, as reported in THE WALL STREET JOURNAL or such other source as the Administrator deems reliable. Unless otherwise provided by the Administrator, if there is no closing sales price (or closing bid if no sales were reported) for the Ordinary Shares on the date of determination, then the Fair Market Value shall be the closing selling price (or closing bid if no sales were reported) on the last preceding date for which such quotation exists. If, as of any valuation date, the shares of the Company are not traded on any established stock market, "Fair Market Value" shall be determined in a manner consistent with Treasury Regulation Section 1.409A-1(b)(5)(iv)(B).

     (R) "INCENTIVE STOCK OPTION" means an Option that is intended to be, and qualifies as, an "incentive stock option" within the meaning of
          Section 422 of the Code and the regulations promulgated thereunder.

     (S) "NON-EMPLOYEE DIRECTOR" means a Director who either (i) is not a current employee or officer of the Company or a Subsidiary, does not receive compensation, either directly or indirectly, from the Company or a Subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("REGULATION S-K")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

     (T) "NONSTATUTORY STOCK OPTION"("NSO") means any Option that does not qualify as an Incentive Stock Option.

     (U) "OPTION" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase Ordinary Shares granted pursuant to the Plan.

     (V) "OPTIONHOLDER" means a person to whom an Option is granted pursuant to the Plan or, if permitted under the terms of this Plan, such other person who holds an outstanding Option.

     (W) "ORDINARY SHARES" means the ordinary shares, NIS 0.02 par value each, of the Company.

     (X) "OUTSIDE DIRECTOR" means a Director who either (i) is not a current employee of the Company or an "affiliated corporation" (within the meaning of Treasury Regulations promulgated under Section 162(m) of the Code), is not a former employee of the Company or an "affiliated corporation" who receives compensation for prior services (other than benefits under a tax-qualified retirement plan) during the taxable year, has not been an officer of the Company or an "affiliated corporation," and does not receive remuneration from the Company or an "affiliated corporation," either directly or indirectly, in any capacity other than as a Director, or (ii) is otherwise considered an "outside director" for purposes of Section 162(m) of the Code.

     (Y)  "PARTICIPANT" means a U.S. person granted an Award under this Plan.

     (Z)  "PLAN" means this LanOptics Ltd. 2007 Equity Incentive Plan.

     (AA) "RESTRICTED SHARE UNITS" ("RSUS") means a unit granted pursuant to the Plan entitling the Participant to acquire one or more Shares of the Company in accordance with the terms of the Plan and the Award Agreement.

     (BB) "RULE 16B-3" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

     (CC) "SECURITIES ACT" means the Securities Act of 1933, as amended.

     (DD) "SUBSIDIARY" means, with respect to the Company, (i) any corporation of which more than fifty percent (50%) of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned by the Company, and (ii) any partnership in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than fifty percent (50%).

     (EE) "SUCCESSOR COMPANY" means any entity the Company is merged to or is acquired by, in which the Company is not the surviving entity

     (FF) "TEN PERCENT SHAREHOLDER" means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Subsidiary.

     (GG) "U.S. PERSON" means a person subject to United States tax on worldwide income under the Code.